UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-41731
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Fidelis Insurance Holdings Limited
(Exact Name of Registrant as Specified in its Charter)
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Wellesley House South, 90 Pitts Bay Road Pembroke, Bermuda HM09
+1 441 279 2590
(Address of Principal Executive Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Change of Director

Pursuant to Shelf Holdco II Limited’s (“The Fidelis Partnership”) right to nominate one director to the board of directors (the “Board”) of Fidelis Insurance Holdings Limited (the “Company”) under Bye-Law 54.3(a)(iv) of the Company's Amended and Restated Bye-Laws, on July 30, 2025, The Fidelis Partnership notified the Company that (a) its current director designee on the Board, Mr. Hinal Patel, intends to resign from the Board, effective August 5, 2025, and (b) it intends to nominate Mr. Charles Mathias to the Board, with effect from the date of Mr. Patel's resignation from the Board.

Accordingly, on July 31, 2025, Mr. Patel notified the Board of his intention to resign as a director of the Board and as a member of the Board’s Risk Committee and Investment Committee, effective August 5, 2025. Mr. Patel’s resignation was not the result of any disagreement with the Company, the Company’s management or the Board.

Mr. Mathias’ appointment as a director is subject to approval by the Board. If approved, it is expected that Mr. Mathias will also serve as a member of each of the Risk Committee and the Investment Committee of the Board.

Mr. Mathias acted as Chief Risk Officer of Fidelis Insurance Group from November 2015 until July 2021 and thereafter acted as Group Director of Underwriting of Fidelis Insurance Group from August 2021 until January 3, 2023, following which Mr. Mathias left Fidelis Insurance Group to take up his current role as Deputy Chairman and Group Executive Director of The Fidelis Partnership. From 2005 to 2015, Mr. Mathias worked at Lancashire, where he held various roles, including Chief Underwriting Officer of the Bermuda entity, Group Underwriting Operations Director and Group Chief Risk Officer. Prior to 2005, he held a number of roles with brokers and MGAs in London, the USA and Mexico. Mr. Mathias holds a Master of Arts in Modern History from Oxford University.

Subject to Mr. Mathias’ appointment as a director of the Board, Mr. Mathias will be entitled to the compensation that the Company pays to its other non-executive directors. As The Fidelis Partnership director designee, the compensation payable to Mr. Mathias for his service as a non-executive director shall be paid directly to The Fidelis Partnership. For more information on the compensation of the Company’s directors, please refer to the disclosure under Item 6B. Compensation of the Company’s annual report for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 11, 2025 (the “2024 Annual Report”), which disclosure is incorporated herein by reference.

Aside from transactions entered into with The Fidelis Partnership, of which Mr. Mathias is an executive director, Mr. Mathias is not a party to, and does not have any direct or indirect material interest in, any transaction with the Company required to be disclosed under Item 7B. of Form 20-F. For more information on the transactions entered into with The Fidelis Partnership, please refer to the disclosure under Item 7B. Related Party Transactions of the 2024 Annual Report.

The information furnished in this Report of Foreign Private Issuer on Form 6-K (this “Report”), shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the appointment of directors. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While the management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Important risk factors regarding the Company can be found under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which are incorporated herein by reference. Forward-looking statements speak only as of the date they are made.

Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 5th day of August, 2025.

FIDELIS INSURANCE HOLDINGS LIMITED

By:	/s/ Allan C. Decleir
Name:	Allan C. Decleir
Title:	Group Chief Financial Officer